NO ACT

DC
4-4-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08045142

Received SEC

APR 04 2008

Washington, DC 20549

April 4, 2008

Todd G. Hartman
VP, Assistant General Counsel
and Chief Compliance Officer
Best Buy Co., Inc.
Best Buy Corporate Campus
7601 Penn Avenue South
Richfield, MN 55423-3645

Act: 1934
Section: 14A-8
Rule: 14A-8
Public Availability: 4/4/2008

Re: Best Buy Co., Inc.

Dear Mr. Hartman:

This is in regard to your letter dated April 4, 2008 concerning the shareholder proposal submitted by Mark Squire for inclusion in Best Buy's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Best Buy therefore withdraws its February 22, 2008 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

PROCESSED
APR 17 2008 E
THOMSON
FINANCIAL

Sincerely,

William A. Hines
Special Counsel

cc: Conrad MacKerron
Director, Corporate Social Responsibility Program
As You Sow Foundation
311 California St, Suite 510
San Francisco, CA 94104

BEST BUY

LETTER TO SEC

February 22, 2008

RECEIVED

2008 FEB 26 AM 9:53

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATION FINANCE
OFFICE OF CHIEF COUNSEL
100 F STREET, N.E.
WASHINGTON, D.C. 20549

Re: Best Buy Co., Inc. -- Shareholder Proposal of As You Sow Foundation as representative for Mark Squire

Ladies and Gentlemen:

Best Buy Co., Inc., a Minnesota corporation (the "Company" or "Best Buy"), has received a shareholder proposal dated January 17, 2008 (the "Proposal", attached as Exhibit A), from As You Sow Foundation, on behalf of Mark Squire (the "Proponent") for inclusion in the Company's proxy materials for its 2008 annual meeting of shareholders (the "2008 Proxy Materials"). The Company believes it properly may omit the Proposal from the 2008 Proxy Materials for the reasons discussed below. The Company respectfully requests confirmation that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if the Company excludes the Proposal from the 2008 Proxy Materials in reliance upon Rules 14a-8 (i)(10) and 14a-8(i)(7) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Best Buy recognizes the importance of the issue raised by the Proposal regarding electronics recycling and e-waste management in its operations. As set out in greater detail below, Best Buy has robust programs, governance structures and initiatives in place to actively address these issues.

Thus, while Best Buy very much appreciates the general concerns raised by the Proponent, and has actively engaged in discussions with the Proponent, it is of the view that Best Buy has substantially implemented the proposal (under 14a-8(i)(10) of the Exchange Act) and the substance of the Proposal is encompassed by Best Buy's ordinary business operations (under Rule 14a-8(i)(7) of the Exchange Act).

In accordance with Rule 14a-8 under the Exchange Act, we hereby respectfully request that the Staff confirm that no enforcement action will be recommended against the Company if we omit the Proposal from our 2008 Proxy Materials. Pursuant to Rule 14a-8(j), enclosed are six copies of this letter and Exhibit A. A copy of this letter, including

Exhibit A, is being mailed on this date to Conrad B. MacKerron of As You Sow Foundation, the Proponent's representative, in accordance with Rule 14a-8(j), informing him of the Company's intention to omit the Proposal from the 2008 Proxy Materials. Also enclosed are an additional copy of this letter, which we request to have file-stamped and returned in the enclosed postage-prepaid envelope, and copies of correspondence related to the Proposal. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive 2008 Proxy Materials with the Securities and Exchange Commission.

The Company intends to mail to shareholders, on or about May 12, 2008, its definitive proxy statement and form of proxy in conjunction with its 2008 annual meeting of shareholders. That meeting currently is scheduled to be held on June 25, 2008. The Company intends to file definitive copies of the 2008 Proxy Materials with the Commission at the same time as they are first mailed to shareholders.

The Proposal

The Proposal requests that the Company's shareholders approve the following resolution:

ELECTRONICS TAKE BACK AND RECYCLING

WHEREAS Best Buy as largest U.S. specialty retailer of consumer electronics should exercise leadership working with manufacturers to help develop model nationwide methods for ongoing collection and responsible recycling of obsolete electronic products.

The U.S. Environmental Protection Agency estimates that in 2005 only 12.5 percent of the 2.6 million tons of electronic waste disposed of was recovered for recycling. The remainder was landfilled or incinerated. Electronic waste is the fastest growing part of the waste stream.

Best Buy is to be commended for taking some positive actions on electronics recycling including periodic free recycling events and providing disposal bins for small items such as CDs and DVDs at each store. The company has also been a strong proponent of producer responsibility legislation for discarded electronics in Minnesota and other states.

However, electronics manufacturers and retailers lack an established national collection model and infrastructure that makes recycling convenient and realistic for our customers, particularly for televisions. The greatest concern centers on a February 2009 deadline when television broadcasters will switch from analog to digital TV reception. Our CEO Brad Anderson has stated that this transition is 'one of the biggest risks our industry has." [*Investor's Business Daily*, Jan. 10, 2008]

Consumer analysts predict this transition will result in massive dumping of up to 30 million old analog TV sets with cathode ray tubes, each containing several pounds of harmful lead. Improper disposal of these sets can result in serious public health impacts, especially for children, as well as environmental impacts. Neither TV manufacturers nor major retailers like Best Buy have developed adequate plans for responsible take back and safe disposal of millions of old televisions. Some manufacturers are interested in developing take back programs, but designing effective collection systems has proved challenging since most manufacturers sell their products via retailers like Best Buy, and not directly to consumers. We strongly encourage our company to partner with its major manufacturers to develop a permanent realistic infrastructure for consumer return, of electronics.

Also, recent reports suggest discarded electronics are being improperly exported to developing countries, threatening human health and the environment. Shareholders need assurances the company is monitoring the manner in which the goods it collects are disposed of.

BE IT RESOLVED that Best Buy's board of directors prepare a report, at reasonable cost, studying ways to both, take back and recycle old Best Buy house brand products, and to partner with electronic manufacturers to develop a workable, convenient national collection system for consumer electronics sold by Best Buy, to be released within six months of the annual shareholder meeting.

SUPPORTING STATEMENT

The report should include assessment of developing a nationwide return infrastructure using stores, parking lots or nearby locations convenient for customers, or product delivery systems. Management should explore take back partnerships with resellers, customer incentives and other measures to stimulate high levels of product return, minimize landfilling and incineration, of electronic waste, and provide ways to prevent improper export of hazardous waste.

Grounds for Exclusion

1. Rule 14a-8(i)(10) - The Company has substantially implemented the Proposal

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from the company's proxy soliciting materials if the company has "substantially implemented" the action requested. The Staff has consistently taken the position that where a company can demonstrate that its policies, practices and procedures compare favorably with a proposal, the proposal may be considered "substantially implemented" and may be excluded as moot. See, e.g., Nordstrom Inc. (Feb. 8, 1995) (proposal that the company commit to a code of conduct for its overseas suppliers that was substantially covered by existing company guidelines); and Texaco, Inc. (Mar. 28, 1991) (proposal that the company subscribe to the Valdez Principles where the company already had adopted policies, practices and procedures regarding the environment). Also, where a company has satisfied the essential objectives of the proposal, the proposal has been "substantially implemented," even though the proposal was not implemented exactly as proposed. See, e.g., Masco Corp. (Mar. 29, 1999) and General Motors Corporation (Mar. 4, 1996).

We believe that the Company can exclude the Proposal on the basis that the Company has substantially implemented the Proposal. Best Buy maintains that there are many different ways in which the issue of electronics take back and recycling can be tackled and that a "convenient national collection system" is not the exclusive solution to the issues presented. The Proposal focuses on electronics take back and recycling, and the Company already has multiple policies and procedures in place to ensure that recycling is a valid option for its customers. The Company has provided information about its current recycling efforts in its 2007 Corporate Social Responsibility Report and plans to continue reporting on recycling efforts in future reports. The Company currently engages in four separate veins of recycling and take back efforts. The ways in which the Company recycles, takes back or reuses consumer electronics include:

- Recycling kiosks located just inside the door of every US Best Buy store. The kiosks are available free of charge to customer for cell phones, rechargeable batteries, ink-jet cartridges, PDAs, DVDs, and CDs.
- Haul-away programs for televisions and appliances.
- Abandonment pallets. Items that are abandoned at Best Buy stores by a customer choosing not to recover the item due to cost associated with a repair are identified for recycling efforts.
- Recycling events. Best Buy hosts and sponsors periodic recycling events throughout the United States.

The Company employs numerous employees dedicated to environmental issues and corporate social responsibility. Best Buy and its third-party vendors are already engaged in substantial dialogue around recycling and take back efforts. Many of the major manufacturers have agreements with Best Buy to facilitate product recycling and reuse.

The Company also benchmarks its take back and recycling policies and procedures against best practice. As the essential objectives of the Proposal, to deal with electronic take back and recycling, have been implemented, the Company has substantially implemented the Proposal.

Furthermore, the Company has attempted to cut across states to build national programs and reach customers and others through our stores. Best Buy has also pushed for a national legislative solution to this issue. The Company has helped shape and respond to legislation in more than 25 states with 9 states supporting manufacturer responsibility laws where manufacturers, with Best Buy, being no exception as a manufacturer of private label products such as Insignia and Dynex, take responsibility for the recycling of consumer electronics. Best Buy believes that a federal manufacturer responsibility e-waste law can provide a comprehensive approach to encourage a manageable, efficient and effective consumer electronics collection and recycling program for consumers and, therefore, Best Buy has focused effort on identifying and advocating for a national legislative solution. We support manufacturer responsibility because through encouraging manufacturers to provide programs, this approach helps promote innovation and the design of products that are environmentally friendly and is a cost-effective solution for consumers.

As Chair of the Consumer Electronics Retailers Coalition, Best Buy has been working with other electronics retailers to help advocate for a federal solution and we have been working closely with our manufacturer partners as part of the Consumer Electronics Association to find a solution for consumers. Best Buy has worked closely with the Congressional e-waste working group over the past 6 months and also testified before Congress in September 2005 on the need for a national solution to this growing issue. As the Company has an active and preemptory policy on electronics take back and recycling, beyond those initiatives or actions already required by law, the Company has substantially implemented the Proposal.

Finally, Best Buy is currently participating in the converter box program for analog televisions and actively supports the sale of such boxes in its stores. Converter boxes will enable consumers to use their analog TVs (and avoid dumping them) without having to subscribe to cable, purchase a satellite dish or upgrade to a digital TV. Consumers who purchase a converter box would therefore not need to throw away their existing set. Best Buy worked actively with the government to facilitate the use of government coupons in support of the purchase of converter boxes to allow customers to continue to enjoy their analog televisions. The government's coupon program enables consumers to purchase up to two converter boxes per household, essentially for free. By providing consumers with a multitude of options to either recycle or maintain their current analog televisions, the Company has substantially implemented the proposal.

For the foregoing reasons, the Proposal may be properly excluded from the 2008 Proxy Materials under Rules 14a-8(i)(10).

2. Rule 14a-8(i)(7) - The Proposal Relates to the Company's Ordinary Business Operations

Under Rule 14a-8(i)(7), a shareholder proposal may be omitted from a company's proxy materials if the proposal "deals with a matter relating to the company's ordinary business operations." The policy underlying the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). As discussed in the 1998 Release, there are two central considerations underlying this policy: first, that "[c]ertain tasks are so fundamental to management's ability to run the company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight;" and second, "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Furthermore, in a 1983 release, the Staff stated that merely requesting that the registrant prepare a special report does not remove the proposal from the ordinary business grounds for exclusion. Exchange Act Release No. 20091 (August 16, 1983).

Best Buy believes that the Proposal is excludable under the ordinary business exclusion in Rule 14a-8(i)(7). Best Buy addresses the issue of electronics take back and recycling in a number of ways and a report addressing the take back and recycling options for Best Buy's house branded products as well as a national collection system would involve "micro managing" the Company's ordinary business operations. The scope and detail of the proposed report is expanded still further as the Proponent's supporting statement calls for it to assess nationwide return infrastructures including stores, parking lots and nearby locations as well as exploring partnerships with resellers, consumer incentives and other measures to stimulate high levels of product returns. The Proponent also sets a deadline of December 25, 2008, (six months after the annual shareholder meeting) for the report. The 1998 Release states that proposals may be seen as attempting to micro-manage a company "where the proposal involves intricate detail, or seeks to impose specific time-frames." Furthermore, the Proposal calls for the report to address "ways to prevent improper export of hazardous waste" although it does not define what that means.

The Staff has recently considered similar shareholder proposals such as Applied Digital Solutions, Inc. (Apr. 25, 2006) (proposal that the independent directors of the company prepare a report on the harm the continued sale and use of RFID chips would have to the public's privacy, personal safety and financial security); and Wal-Mart Stores, Inc. (Mar. 24, 2006) (proposal requested a report to shareholders on the rate of use of public assistance benefits by Wal-Mart associates). In each of the foregoing matters, the Staff concurred with the companies' view that the proposal was excludable as it related to the companies' ordinary business operations. Decisions regarding electronics take back and recycling efforts, particularly beyond applicable regulatory requirements, involve the type of day-to-day operational oversight of a company's business that the ordinary business exclusion in Rule 14a-8(i)(7) was meant to address. Such decisions fall within the Company's ordinary business operations and are fundamental to management's ability to control the Company's operations, and are not an appropriate matter for shareholder oversight.

Best Buy is a large retailer, selling a multitude of products. Best Buy purchases goods from many national and international vendors and also sources its own house brand of products. The Proponent's requested study seems to require the Company to engage experts to undertake a large-scale research project of national importance and to determine the best ways for an entire class of manufacturers and retailers to recycle and take back electronics products. Business decisions such as the allocation of resources for research into recycling and take back efforts are not appropriate for direct shareholder oversight. Moreover decisions regarding new national recycling programs are inherently based on complex business decisions and potential business partnerships that are outside the knowledge and expertise of shareholders. Giving shareholders this ability would constitute micro-management of the Company's business.

Furthermore, in Staff Legal Bulletin No. 14C (June 28, 2005), the Staff took the position that, to the extent a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or public health, there is a basis to exclude the proposal under Rule 14a-8(i)(7) as relating to an evaluation of risk. The Proposal requires the Company to study ways to both take back and recycle old house brand products and to partner with electronic manufacturers to develop a workable, convenient national collection system for consumer electronics sold by Best Buy. In addition, the Proponent's supporting statement specifically focuses on national concerns such as nationwide infrastructure for take back and recycling as well as means to stimulate high levels of product returns, minimize nationwide landfilling and incineration of electronic waste and provide ways to prevent improper export of hazardous waste. Therefore, the Company is being asked to engage in and report on an assessment of the potential legal, financial and business risks and liabilities related to recycling and take back of electronics as well as exportation of hazardous waste. Such areas are precisely within the Company's ordinary business operations; the Staff has previously indicated that such matters should be left to management and the board of directors.

We are aware of the social policy issue exception to the ordinary business exclusion and that proposals focusing sufficiently on significant social policy issues are generally not excludable. We also note that the Staff has not objected to excluding shareholder proposals when such proposals relate to a company's day-to-day business. See, e.g., Family Dollar Stores, Inc. (Nov. 6, 2007); Walgreen Co. (Oct. 13, 2006); Ford Motor Company (Mar. 2, 2004) (allowing exclusion of proposal recommending that the board publish annually a report regarding global warming which would include detailed information on temperatures, atmospheric gases, sun effect, carbon dioxide production, carbon dioxide absorption, and costs and benefits at various degrees of heating or cooling, as relating to ordinary business operations); College Retirement Equities Fund (Sept. 7, 2000) (proposal requesting that the fund take steps to divest its holdings of a particular entity omitted as it relates to the ordinary business operations of an investment company). In each of the foregoing matters, the Staff did not object to excluding the proposal because the proposal related to day-to-day company activities, regardless of the fact that such day-to-day activities could be tied to larger social issues. The Proposal does not raise significant social policy concerns.

For the foregoing reasons, we believe the Company may properly exclude the Proposal from the 2008 Proxy Materials under Rule 14a-8(i)(7).

CONCLUSION

For the reasons set forth above, the Company hereby respectfully requests that the Staff confirm that it will not recommend enforcement action if the Proposal is excluded from the 2008 Proxy Materials. Should the Staff disagree with the conclusions set forth in this letter, the Company would appreciate the opportunity to confer with the Staff prior to the issuance of the Staff's response.

In order to facilitate transmission of the Staff's response to our request, our facsimile number is 952-430-5691 and the Proponent's facsimile number is 415-391-3245. Please call the undersigned at 612-291-8756 or contact me at todd.hartman@bestbuy.com if you have any questions or need additional information.

Thank you for your consideration.

Yours very truly,

Todd G. Hartman
VP, Assistant General Counsel and Chief Compliance Officer

CC: Conrad MacKerron (As You Sow Foundation)
cfletters@sec.gov (submitted via e-mail)

EXHIBIT A

As You Sow

Planting Seeds for Social Change

311 California Street, Suite 510
San Francisco, CA 94104
T 415.391.3212
F 415.391.3245
www.asyousow.org

January 17, 2008

Brad H. Anderson
Vice-Chair and CEO
Best Buy Co.Inc.
7601 Penn Ave. South
Richfield, MN 55423-3645

Dear Mr. Anderson:

As You Sow Foundation is a non-profit organization whose mission is to promote corporate responsibility. We represent Mark Squire, a shareholder of Best Buy stock. As You Sow is concerned about the startling proliferation of electronic waste in the U.S. and the lack of an established system for safe and responsible disposal of electronic products.

Working with shareholder colleagues, As You Sow has filed proposals and led dialogues with leading computer manufacturers like Apple, Dell and Hewlett-Packard in the last five years on this issue, resulting in commitments by all three companies to set aggressive goals for take back of old products and to strengthen their overall take back programs.

We are especially concerned about the anticipated massive dumping of millions of old television sets by consumers as the deadline approaches next February when broadcasters switch from analog to digital TV reception. You recently stated at the Consumer Electronics Show in Las Vegas that this transition is one of the biggest risks our industry faces. Retailers need to do more to educate consumers about alternatives, including purchase of converter boxes for their existing sets.

While some initial progress has been made, electronics manufacturers and retailers lack an established national collection model and infrastructure that makes recycling convenient and realistic for our customers. We appreciate that Best Buy has taken some positive actions such as ad hoc take back events at some stores and as a strong proponent of producer responsibility legislation in Minnesota and other states. However, more needs to be done. You are in a unique position to work with major manufacturers to develop a national take back model that can efficiently collect high levels of obsolete equipment and steer it into a responsible waste stream.

We are submitting the enclosed shareholder proposal for inclusion in the 2008 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Proof of ownership and authorization to act for Mr. Squire are attached. The shareholder will continue to hold the shares through the 2008 stockholder meeting. A representative of the filer will attend the stockholders' meeting to move the resolution as required.

Sincerely,

Conrad B. MacKerron
Director, Corporate Social Responsibility Program

Enclosures

ELECTRONICS TAKE BACK AND RECYCLING

WHEREAS Best Buy as largest U.S. specialty retailer of consumer electronics should exercise leadership working with manufacturers to help develop model nationwide methods for ongoing collection and responsible recycling of obsolete electronic products.

The U.S. Environmental Protection Agency estimates that in 2005 only 12.5 percent of the 2.6 million tons of electronic waste disposed of was recovered for recycling. The remainder was landfilled or incinerated. Electronic waste is the fastest growing part of the waste stream.

Best Buy is to be commended for taking some positive actions on electronics recycling including periodic free recycling events and providing disposal bins for small items such as CDs and DVDs at each store. The company has also been a strong proponent of producer responsibility legislation for discarded electronics in Minnesota and other states.

However, electronics manufacturers and retailers lack an established national collection model and infrastructure that makes recycling convenient and realistic for our customers, particularly for televisions. The greatest concern centers on a February 2009 deadline when television broadcasters will switch from analog to digital TV reception. Our CEO Brad Anderson has stated that this transition is "one of the biggest risks our industry has." [*Investor's Business Daily*, Jan. 10, 2008]

Consumer analysts predict this transition will result in massive dumping of up to 30 million old analog TV sets with cathode ray tubes, each containing several pounds of harmful lead. Improper disposal of these sets can result in serious public health impacts, especially for children, as well as environmental impacts. Neither TV manufacturers nor major retailers like Best Buy have developed adequate plans for responsible take back and safe disposal of millions of old televisions. Some manufacturers are interested in developing take back programs, but designing effective collection systems has proved challenging since most manufacturers sell their products via retailers like Best Buy, and not directly to consumers. We strongly encourage our company to partner with its major manufacturers to develop a permanent realistic infrastructure for consumer return of electronics.

Also, recent reports suggest discarded electronics are being improperly exported to developing countries, threatening human health and the environment. Shareholders need assurances the company is monitoring the manner in which the goods it collects are disposed of.

BE IT RESOLVED that Best Buy's board of directors prepare a report, at reasonable cost, studying ways to both take back and recycle old Best Buy house brand products, and to partner with electronic manufacturers to develop a workable, convenient national collection system for consumer electronics sold by Best Buy, to be released within six months of the annual shareholder meeting.

SUPPORTING STATEMENT

The report should include assessment of developing a nationwide return infrastructure using stores, parking lots or nearby locations convenient for customers, or product delivery systems. Management should explore take back partnerships with resellers, consumer incentives and other measures to stimulate high levels of product return, minimize landfilling and incineration of electronic waste, and provide ways to prevent improper export of hazardous waste.

Jan. 14, 2008

Conrad MacKerron
Director, Corporate Social Responsibility Program
As You Sow Foundation
311 California St.
San Francisco, CA 94104

Dear Mr. MacKerron:

I authorize As You Sow to file a shareholder resolution on my behalf at Best Buy regarding development of take back and recycling systems for consumer electronics sold by the company.

I give As You Sow full authority to deal, on my behalf, with any and all aspects of this shareholder resolution. I understand my name may appear on the corporation's proxy statement as a filer of the aforementioned resolution.

I am the beneficial owner of at least $2,000 worth of Best Buy stock that I have held for more than one year. I intend to hold the aforementioned stock through the date of the company's annual meeting in 2008.

Sincerely,

Mark Squire

RBC
Dain Rauscher

SRI Wealth Management Group
345 California Street
29th Floor
San Francisco, CA 94104
(415) 445-8306
(415) 445-8313 Fax
(866) 408-2667 Toll Free

January 15, 2008

To Whom It May Concern,

This letter is to confirm that Mark Squire is the beneficial owner of at least $2000 worth of Best Buy stock, and that these shares have been held continuously for at least one year and will be held though the date of the company's next annual meeting.

Sincerely,

Thomas W. Van Dyck, CIMA
Senior Vice President-Financial Consultant
SRI Wealth Management Group
RBC Dain Rauscher

Lentini, Lisa EXHIBIT B

From: Conrad Mackerron [mack@asyousow.org]

Sent: Thursday, February 21, 2008 7:30 PM

To: Haugen, Carla

Cc: Lentini, Lisa; Groehler, Kelly; Driscoll, Jennifer; Mathison, Brenda; Prahl, Paula; Bishop, Laura; Hartman, Todd

Subject: RE: Best Buy Shareholder Proposal - Electronics Take Back and Recycling

Carla:

Thank you for your message. However, it is disappointing general and contains few actual measurements or metrics about the scope of what you are doing. Not a lot of beef here. Please note comments in bold color and brackets. I hope you can answer some of these questions in our call tomorrow. Thank you.

Regards,

Conrad MacKerron

* Recycling kiosks are located just inside the door of every US Best Buy store. The kiosks are available free of charge to customer to recycle cell phones, rechargeable batteries, ink-jet cartridges, PDAs, DVDs, and CDs.
* Haul-away programs are available for televisions and appliances. **[Is it free or is there a charge? What percentage of TVs sold are delivered to homes and collected from homes? What are the metrics?]**
* Abandonment pallets are available at Best Buy stores for customers choosing not to recover the item due to cost associated with a repair; these broken products are identified for recycling efforts
* Recycling events are hosted and sponsored periodically throughout the United States by Best Buy. **[How many stores participate, how often, how many pounds recovered vs. products sold? It is laudable but does not represent an ongoing recycling program in my view]**

[What percentage of total sales are your in-house brands and what are your policies regarding their take back? Have you worked with your suppliers to advocate extended producer responsibility including design for the environment?]

In addition, Best Buy employs numerous employees **[how many?]** dedicated to environmental issues and corporate social responsibility. We are engaged with our vendors in substantial dialogue around recycling and take back efforts. **OK, please provide substantial detail. What have you proposed, what have they proposed?]** Many of the manufacturers have agreements with Best Buy to facilitate product recycling and reuse. **[What does this mean? What are the actual practices? How many brands do you have agreements with? What's the percentage of total sales?]** We also benchmark our take back and recycling policies and procedures against best practices. **[What do you consider best practices to be?]**

Furthermore, the company has attempted to cut across states to build national programs and reach customers and others through our stores. We have also pushed for a national legislative solution to address this issue. Best Buy has helped shape and respond to legislation in more than 25 states with nine of these states supporting manufacturer responsibility laws where manufacturers, with Best Buy being no exception as a manufacturer of private label products, take responsibility for the recycling of consumer electronics. Best Buy believes that a federal manufacturer responsibility e-waste law can provide a comprehensive approach to encourage a manageable, efficient and effective consumer electronics collection and recycling program for consumers. **[However, as retailer, you are the actual point of contact between most customers and the products. Do you acknowledge some shared responsibility?]** We support manufacturer responsibility because through encouraging manufacturers to provide programs, this approach helps promote innovation and the design of products that are environmentally friendly, as well as being a cost-effective solution for consumers. **[Yes but the manufacturers need to work with**

you because your physical locations represent the potential basis for a viable national take back effort.]

As Chair of the Consumer Electronics Retailers Coalition, Best Buy has been working with other electronics retailers to help advocate for a federal solution, and we have been working closely with our manufacturer partners as part of the Consumer Electronics Association to look for a solution for consumers. **[Tell me more. Retailers are very powerful lobbyists but this does not appear to be a high priority for you or Congress. Discuss the level of effort actually expended on this by your government affairs staff.]** Best Buy has worked closely with the Congressional e-waste working group over the past six months and also testified before Congress in September 2005 on the need for a national solution to this growing issue. Best Buy has an active and preemptory policy on electronics take back and recycling beyond those initiatives or actions already required by law. **[What is it? In what sense is it preemptive?]**

Finally, Best Buy is currently participating in the converter box program for analog televisions and actively supports the sale of such boxes in its stores. Best Buy worked actively with the government to facilitate the use of government rebates in support of the purchase of converter boxes to allow customers to continue to enjoy their analog televisions. By providing consumers with a multitude of options to either recycle or maintain their current analog televisions, Best Buy already meets the essential substance of the proposal. **[I disagree. If I want to recycle an old TV today that I bought at Best Buy, what are my actual options? Based on what I understand, I don't think I can take it back to your store or to a designated take back site or mail it to a recycler unless it's a Sony brand.]**

-----Original Message-----
From: Haugen, Carla [mailto:Carla.Haugen@bestbuy.com]
Sent: Thursday, February 21, 2008 2:00 PM
To: mack@asyousow.org
Cc: Lentini, Lisa; Groehler, Kelly; Driscoll, Jennifer; Mathison, Brenda; Prahl, Paula; Bishop, Laura; Hartman, Todd
Subject: FW: Best Buy Shareholder Proposal - Electronics Take Back and Recycling

Conrad,

We enjoyed our conversation and appreciate your willingness to talk openly about the issues and viable alternatives. As we discussed, I am writing to you with additional information about our recycling programs to clarify our efforts to improve the recycling and take back of electronic products.

Like you, Best Buy is concerned about the dumping of old television sets and consumer electronic products in general. We believe that there are many different ways to address electronics take back and recycling. As we discussed, we already have multiple policies and procedures in place to ensure that recycling is a viable option for our customers. In addition to the information provided in the Best Buy 2007 Corporate Social Responsibility Report about our recycling efforts provided, we currently engage in four separate veins of recycling and take back efforts. The ways in which we recycle, take back or reuse consumer electronics include:

* Recycling kiosks are located just inside the door of every US Best Buy store. The kiosks are available free of charge to customer to recycle cell phones, rechargeable batteries, ink-jet cartridges, PDAs, DVDs, and CDs.
* Haul-away programs are available for televisions and appliances.
* Abandonment pallets are available at Best Buy stores for customers choosing not to recover the item due to cost associated with a repair; these broken products are identified for recycling efforts
* Recycling events are hosted and sponsored periodically throughout the United States by Best Buy.

In addition, Best Buy employs numerous employees dedicated to environmental issues and corporate social responsibility. We are engaged with our vendors in substantial dialogue around recycling and take back efforts. Many of the manufacturers have agreements with Best Buy to facilitate product recycling and reuse. We also benchmark our take back and recycling policies and procedures against best practices.

Furthermore, the company has attempted to cut across states to build national programs and reach customers and others through our stores. We have also pushed for a national legislative solution to address this issue. Best Buy has helped shape and respond to legislation in more than 25 states with nine of these states supporting manufacturer responsibility laws where manufacturers, with Best Buy being no exception as a manufacturer of private label products, take responsibility for the recycling of consumer electronics. Best Buy believes that a federal manufacturer responsibility e-waste law can provide a comprehensive approach to encourage a manageable, efficient and effective consumer electronics collection and recycling program for consumers. We support manufacturer responsibility because through encouraging manufacturers to provide programs, this approach helps promote innovation and the design of products that are environmentally friendly, as well as being a cost-effective solution for consumers.

As Chair of the Consumer Electronics Retailers Coalition, Best Buy has been working with other electronics retailers to help advocate for a federal solution, and we have been working closely with our manufacturer partners as part of the Consumer Electronics Association to look for a solution for consumers. Best Buy has worked closely with the Congressional e-waste working group over the past six months and also testified before Congress in September 2005 on the need for a national solution to this growing issue. Best Buy has an active and preemptory policy on electronics take back and recycling beyond those initiatives or actions already required by law.

Finally, Best Buy is currently participating in the converter box program for analog televisions and actively supports the sale of such boxes in its stores. Best Buy worked actively with the government to facilitate the use of government rebates in support of the purchase of converter boxes to allow customers to continue to enjoy their analog televisions. By providing consumers with a multitude of options to either recycle or maintain their current analog televisions, Best Buy already meets the essential substance of the proposal.

Based on the following initiatives already in place and our willingness to disclose this information, I respectfully request that you send me a letter formally withdrawing your proposal.

Please contact me if you have any additional questions or concerns. I look forward to talking with you tomorrow morning at 9:30 am Pacific Time.

Sincerely yours,

Carla Haugen
Director of Investor Relations
612-291-6146
Carla.Haugen@bestbuy.com

JONAS D. KRON, ATTORNEY AT LAW

2940 SE WOODWARD STREET
PORTLAND, OREGON 97202
(971) 222-3366 ~ (801) 642-9522
JDKRON@KRONLAW.COM

March 24, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to Best Buy Co., Inc. for 2008 Proxy Statement

Dear Sir/Madam:

I have been asked by Mr. Conrad MacKerron, Director of the Corporate Social Responsibility Program of the As You Sow Foundation on behalf of Mr. Mark Squire (hereinafter referred to as the "Proponent"), who is the beneficial owner of shares of common stock of Best Buy Co., Inc. (hereinafter referred to as the "Company"), and who has submitted a shareholder proposal (hereinafter referred to as "the Proposal") to the Company, to respond to the letter dated February 22, 2008 sent to the Office of Chief Counsel by the Company, in which the Company contends that the Proposal may be excluded from the Company's 2008 proxy statement by virtue of Rules 14a-8(i)(7) and 14a-8(i)(10).

I have reviewed the Proposal, as well as the Company's letter and supporting materials, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proposal must be included in the Company's 2008 proxy materials. Therefore, we respectfully request that the Staff not issue the no-action letter sought by the Company.

Pursuant to Rule 14a-8(k), enclosed are six copies of this letter and exhibits. A copy of these materials is being mailed concurrently to the Company's VP, Assistant General Counsel and Chief Compliance Office Todd G. Hartman.

The Proposal

BE IT RESOVED that Best Buy's board of directors prepare a report, at reasonable cost, studying ways to both, take back and recycle old Best Buy house brand products, and to partner with electronic manufacturers to develop a workable, convenient national collection system for consumer electronics sold by Best Buy, to be released within six months of the annual shareholder meeting.

SUPPORTING STATEMENT

The report should include assessment of developing a nationwide return infrastructure using stores, parking lots or nearby locations convenient for customers, or product delivery systems. Management should explore take back partnerships with resellers, customer incentives and other measures to stimulate high levels of product return, minimize landfilling and incineration, of electronic waste, and provide ways to prevent improper export of hazardous waste.

Background

According to the recycling industry, the US scraps 400 million units of electronics annually. International Association of Electronics Recyclers Industry Report, 2006. The EPA estimates that in 2005, the US generated 2.63 million tons of e-waste, but only 12.5% of that was collected for recycling. "Municipal Solid Waste in the United States: 2005 Facts and Figures." United States Environmental Protection Agency, Office of Solid Waste (5306P) EPA530-R-06-011 October 2006 page 72. Accessible at http://www.epa.gov/msw/pubs/mswchar05.pdf. Best Buy is the largest specialty retailer of electronics in the US, a $160 billion a year industry (Consumer Electronics Association Press Release, Nov 16, 2007).

This e-waste contains toxic materials harmful to humans and our environment. Over 1,000 materials, including chlorinated solvents, brominated flame retardants, PVC, heavy metals, plastics and gases, are used to make electronic products and their components - semiconductor chips, circuit boards, and disk drives. CRT monitors and TVs contain between four to eight pounds of lead. As they break down in a landfill, they can leach toxic chemicals into groundwater. Most new flat panel monitors and TVs contain less lead but more mercury. An estimated 40% of heavy metals, including lead, mercury and cadmium, in landfills come from discarded electronic equipment.

Analysis

It is evident from the following analysis that the Company has not substantially implemented the Proposal. In spite of the Company's list of actions taken there are three important facts that demonstrate they have not substantially implemented the Proposal: (1) their programs do not involve large electronic equipment (the focus of the Proposal), (2) their programs are not national, and (3) the Company has not issued a report as requested.

Furthermore, the Proposal does not run afoul of the ordinary business exclusion because it seeks a reasonable level of detail; it does not seek an evaluation of risk; and it focuses on a significant policy issue confronting the Company. E-waste has been attracting the high profile attention of state legislatures, federal regulators and the business press for years. Not only does the Proposal focus on this issue of widespread public debate and discussion, but it does so without delving into the minutae of the issue. This is particularly true in light of recent Staff decisions that permitted proposals that sought far greater levels of detail.

For all of these reasons, we respectfully request the Staff not concur with the Company's request for a no-action letter.

I. The Company Has Not Substantially Implemented the Proposal Because the Company's Actions Do Not Address Large Electronic Equipment and Does Not Provide a National Collection System.

Under Rule 14a-8(i)(10), what is critical is that the steps taken by the company must address the ***core concerns*** raised by the proposal. See *Dow Chemical Company* (February 23, 2005); *Exxon Mobil* (March 24, 2003); *Johnson & Johnson* (February 25, 2003); *Exxon Mobil* (March 27, 2002); *Raytheon* (February 26, 2001); and *Oracle Corporation* (August 15, 2000). As the SEC acknowledged in Exchange Act Release No. 34-20091 (August 16, 1983), the application of this rule is subjective and therefore difficult. Furthermore, the fact that under Rule 14a-8(g) "***the burden is on the company to demonstrate that it is entitled to exclude a proposal***" *id* (emphasis added), means that the mootness exclusion presents a very high hurdle for companies to overcome.

The core concerns raised by the Proposal are:

1. the take back and recycling of old Best Buy house brand products (i.e. large electronic equipment such as computers, TVs, VCRs, etc.); and
2. a workable, convenient national collection system for consumer electronics sold by Best Buy

In examining the argument made it is clear that neither of these issues is being addressed because:

1. the Company has not demonstrated that it providing ongoing, comprehensive take back of large electronic equipment such as computers, TVs, VCRs.
2. the collection system described the Company is not a ***national*** collection system.

Addressing the first core concern – take back of large electronic equipment – it is clear from the Company's argument that it is not addressing this concern. The recycling kiosks described on page four of the Company's letter only take very small items such as cartridges, DVDs and batteries. These are laudable but inadequate because there is no provision for large electronic components such as computers, TVs and VCRs, which constitute the greatest weight and volume of consumer electronic waste. Furthermore, the haul away programs described on page four are only available to people who have the TV sets and electronics they purchase delivered to their homes by the Company - likely a small fraction of total sales. Also, this is only available to in-store purchasers, not on-line purchasers. Finally, abandonment pallets are limited to the small number of customers who abandon an item at the store because they choose not to have it repaired. While this, also, is laudable, it does not constitute addressing the core concern of the take back and recycling of old Best Buy house brand products. Consequently, the Company has failed to address this core concern.

The company's letter states that it provides consumers with "a multitude of options to...recycle...their...analog televisions. " This is simply not the case. No Best Buy stores offer take back of televisions, computers, VCRs or other large electronic equipment on a routine ongoing basis (unless it involved haul-away as part of home delivery of a product). The agreements with manufacturers (Best Buy's letter, p.4) relate to sporadic events offered once or twice a year in most cases in less than 4% of the company's stores. If the company is implying that these services provide adequate, comprehensive recycling, why is the national electronics recycling rate at only 12%?

The Company further states that it benchmarks its take back proposal against best practice. This is incorrect as there is no set of existing "best practices" uniformly adopted by industry. Best practice mechanisms are still being developed and tested.

A national legislative solution touted by the Company is not close to being enacted, and would take several years to implement. It would not play a meaningful role in dealing with the looming digital deadline of February 2009 when millions of TVs are likely to be discarded. Thousands of existing electronics retailer locations already provide potentially excellent locations for high levels of take back of old electronics.

Turning to the second core concern - the need for a national collection system - it is evident from the Company's Corporate Social Responsibility report that the recycling events for larger equipment cited in the Company's letter do not constitute a national system. On page 16 of the report (http://www.bbycommunications.com/csr/CSR_2007_Final.pdf) the Company reports that the recycling events for larger equipment have only occurred, at most, at about 4% of the Company's stores (i.e. 40 out of 1100). It is indisputable that this is not a national system, but simply constitutes a token gesture. As such, the Company has not substantially implemented the proposal.

This situation is analogous to *Chevron Corporation* (February 28, 2006). In *Chevron* the proposal asked that the board of directors report Chevron's expenditures by category on attorney's fees, expert fees, lobbying, and public relations/media expenses, relating to the health and environmental consequences of hydrocarbon exposures and Chevron's remediation of drilling sites in Ecuador, as well as expenditures on remediation of the Ecuador sites. In that case it was evident from the company's letter and the proponent's argument that only a portion of the information had been reported as requested. In the words of the proponent "at most, the Company has provided only 50% of the information requested." Accordingly, the Staff refused to exclude the proposal on Rule 14a-8(i)(10) grounds.

The *Chevron* facts present a similar case as now before the Staff. As described in this letter, while the Company has taken some steps with respect to our core concerns, the Company has failed entirely to provide for the take back of large electronic equipment and failed to address the need for a *national* collection system. This is not a minor omission and is at least comparable to the shortfalls found in *Chevron*.

See also, *Oracle Corporation* (August 15, 2000). In *Oracle* the proposal asked the directors to make all possible lawful efforts to implement and/or increase activity on principles "defined by the International Labor Organization, the United Nations Covenants on Economic, Social and Cultural Rights, and Civil, and Political Rights. They have been signed by the Chinese government and China's national laws." The company unsuccessfully argued that its existing code of ethics substantially covered the same subject and therefore it had substantially implemented the proposal. In response, the proponent demonstrated that while the company's code of ethics covered many of the same areas, that entire subject areas (bonded labor or forced labor, corporal punishment, physical, sexual or verbal abuse, or harassment of workers for example) were not covered by the code of ethics. The Staff concluded that the proposal could not be excluded under Rule 14a-8(i)(10).

The facts in this case are analogous to *Oracle* in that both cases the company implemented an insufficient portion of the proposal. The Proposal asks the Company to "studying ways to both, take back and recycle old Best Buy house brand products, and to partner with electronic manufacturers to develop a workable, convenient national collection system for consumer electronics sold by Best Buy", but the Company has not provided for the take back of large electronic products and has not provided for a national collection system. As in *Oracle*, leaving large portions of the subject matter unaddressed is not permissible and requires the company's argument to be rejected.

Finally, it is important to note that while the Company goes to great lengths to discuss steps that they are taking, the Proposal is not seeking action, but simply a report. The Proponent, like many long-term investors, is focused on the need for transparency and disclosure of significant information related to investment and management decisions. Accordingly, the Proponent is seeking improved reporting from the Company. While it may be true that the Company has taken many steps that is not a substitute for full disclosure and reporting on those steps as the Proponent seeks. We note that the Staff has concluded that a failure to issue the requested report is grounds for denying a no-action letter. In *Newell Rubbermaid Inc.* (February 21, 2001) the proposal asked the board to prepare a report on the company's "glass ceiling" progress, including a review of specified topics. The company argued that it had already taken significant steps addressing the major issues raised by the proposal. The company noted that it had Affirmative Action Plans in place covering each of its locations and that such plans were mandated by an Executive Order that covered federal contractors. Most importantly, however, the company had not prepared a report on this topic and as a result the Staff rejected its substantial implementation argument. We believe the same reasoning applies in our case. The Company has not provided the report the Proponent seeks and therefore the Company has not substantially implemented the Proposal.

<u>II. The Proposal is Not Excludable Under the Ordinary Business Exclusion.</u>

The Company seeks to bring the Proposal within the ordinary business exclusion by arguing that the Proposal is (1) micro-managing the Company and (2) seeks an evaluation of risk. As demonstrated below the Proposals request for a take back and recycling report seeks a reasonable level of detail. Furthermore, the Proposal does not focus, even remotely, on the Company engaging in an evaluation of risk. Given the lack of any similarity between the Proposal and cases excluded under the evaluation of risk criterion, this claim appears to be very far afield.

A. The Proposal Does Not Seek to Micro-manage the Company Because it Seeks a Reasonable Level of Detail.

Under Rule 14a-8(i)(7), the Commission has indicated that shareholders, as a group, are not in a position to make an informed judgment if the "proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 34-40018 (May 21, 1998) ("1998 Interpretive Release"). Such micro-management may occur where the proposal "seeks intricate detail, or seeks specific time-frames or methods for implementing complex policies." However, "timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations." *Id.*

From the arguments presented by the Company one would think that the Proposal had sought something akin to a commercial airline pre-flight checklist. It is clear, however, from the plain reading of the Proposal that the Proponents are not seeking that level of detail. The Proposal seeks a report "studying ways to both, take back and recycle old Best Buy house brand products, and to partner with electronic manufacturers to develop a workable, convenient national collection system for consumer electronics". While the supporting statement undeniably *suggests* items to be included in the report, the actual resolved clause is in fact quite modest. If management would like to take that advice, it is entitled to do so, but clearly the Proposal leaves such decisions within the discretion of management.

Furthermore, the simple request for a study on recycling and partnering with manufacturers to develop collection systems does not draw shareholders into the minutiae of the Company's ordinary business. As demonstrated elsewhere in this letter, e-waste is a significant policy issue that transcends the day-to-day affairs of the Company. But beyond that, this request remains focused at the policy level and does not seek to inject shareholders into the operational details that are properly the purview of management. Shareholders are properly concerned about what our company is doing to address this significant societal and environmental problem. Not only are shareholders entitled to express their opinion on the Company's actions in this regard, but as fiduciaries they must ask these questions to ensure that they are taking the reasonable steps necessary to preserve and enhance the value of the funds they are responsible for. Now that 10 states have passed legislation mandating that electronics manufacturers pay for collection and recycling of their products, and such legislation considers the Company to be responsible for the costs of recycling Best Buy house brands, this kind of study is timely and appropriate. Many more states have similar legislation pending in 2008.

The Company argues that the Proposal is excludable because implementation would require the Company "to engage experts to undertake a large-scale research project" and that that "Business decisions such as the allocation of resources for research into recycling and take back efforts are not appropriate for direct shareholder oversight."

We respectfully disagree. The Staff has made a regular practice of allowing proposals that would involve "large-scale research projects" and "the allocation of resources for research". Most recently, shareholder were permitted to request a report on the feasibility of adopting quantitative goals, based on current and emerging technologies, for reducing total greenhouse gas emissions from the company's operations. *OGE Energy Corp.* (February 27, 2008) and *ONEOK, Inc.* (February 25, 2008). Similarly, in *Dominion Resources, Inc.* (January 29, 2007) shareholders sought a report on the environmental, health and cultural impacts created by using the National Interest Electric Transmission Corridor and on the effects of not using it. In *CVS Corp.* (March 3, 2006) the shareholders sought a report on the feasibility of the company reformulating products to be free of chemicals linked to cancer, mutation or birth defects, and encourage other manufacturers to do the same. In *Exxon Mobil Corp.* (March 18, 2005) the proponents successfully requested a report on the potential environmental damage that would result from its drilling for oil and gas in protected areas. Finally, in *American International Group, Inc.* (February 17, 2004) the shareholders asked the company to study ways of linking a portion of executive compensation to successfully addressing predatory lending practices. In all of these cases, the companies failed in their attempts to characterize the proposals as focusing on the ordinary business of the company. Consequently, it is clear that it is permissible to make a request that would entail research and study, even on a large scale.

Comparing this Proposal to other proposals considered by the Staff it is clear that it does not cross the line into micro-management. The level of detail sought by the Proponents is analogous to the level of detail allowed by Staff letters in the past. Most recently in *ITT Corporation* (March 12, 2008) the Staff rejected a micro-management argument for the following proposal:

> RESOLVED: Shareholders request that the Board of Directors provide, within six months of the 2008 annual meeting, a comprehensive report, at reasonable cost and omitting proprietary and classified information, of ITT Industries' foreign sales of military and weapons-related products and services.
>
> SUPPORTING STATEMENT
> We believe with the American Red Cross that the "greater the availability of arms, the greater the violations of human rights and international humanitarian law."
>
> Global security is security of all people. Weapons sold to one country at a certain time subsequently can become a threat to our own security, as we have seen several times in our recent history.
>
> We also believe that this report will assist shareholders in assessing the effectiveness of newly instituted company procedures to prevent further violations of ITAR.
>
> Therefore, we believe it is reasonable that the report include:
>
> 1. Processes used to determine and promote foreign sales;

2. Criteria for choosing countries with which to do business;
3. A description of procedures used to negotiate foreign arms' sales, government-to-government and direct commercial sales and the percentage of sales for each category; and
4. For the past three years, categories of military equipment or components, including dual use items, exported with as much statistical information as possible; categories of contracts for servicing/maintaining equipment; offset agreements for the past three years; and licensing and/or co-production with foreign governments.

Compared to *ITT* the Proposal is the epitome of a reasonable level of detail. As is evident from simply reading the two proposals *ITT* sought a much higher level of detail including four very detailed items to be included in the report. In contrast, the Proposal seeks less detailed information and accordingly should not be labeled "micro-management".

Also consider *Wendy's International, Inc.* (February 10, 2005), which was deemed permissible, where the supporting statement read as follows:

> **Supporting Statement**
> The report should include Wendy's definition of sustainability, as well as a company-wide review of company policies and practices related to long-term social and environmental sustainability.
>
> We recommend that Wendy's use the Global Reporting Initiative's Sustainability Reporting Guidelines ("The Guidelines") to prepare the report. The Global Reporting Initiative (www.globalreporting.org) is an international organization with representatives from the business, environmental, human rights and labor communities. The Guidelines provide guidance on report content, including performance in six categories (direct economic impacts, environmental, labor practices and decent work conditions, human rights, society, and product responsibility). The Guidelines provide a flexible reporting system that permits the omission of content that is not relevant to company operations. Over 500 companies, including McDonald's, use or consult the Guidelines for sustainability reporting.

The company challenged this proposal arguing that these recommendations imposed highly detailed reporting obligations. In comparison to the Proposal, the *Wendy's* proposal sought a similar level of detail. Both proposals provide a similar level of guidance. Whereas the *Wendy's* proposal pointed to specific guidelines on report content "including performance in six categories (direct economic impacts, environmental, labor practices and decent work conditions, human rights, society, and product responsibility)" the Proposal suggests including an assessment of developing a nationwide return infrastructure and an exploration of take back partnerships. Because the level of detail sought in *Wendy's* was acceptable we believe the level of detail sought in the Proposal is acceptable. Accordingly, we believe the micro-management exclusion does not apply.

The Proposal is also significantly less focused on minutiae than proposals that have been excluded on micro-management grounds. Take for example *General Motors* (March 30, 2005), which the Staff excluded "as relating to GM's ordinary business operations (i.e., the specific method of preparation and the specific information to be included in a highly detailed report)." That proposal read as follows:

> Now therefore be it resolved by the stockowners of General Motors Corporation to recommend that the board publish annually to the stockowners a "Scientific Report on Global Warming/Cooling", which would include the following and any other information that GM staff deems relevant:
>
> **1. What Temperatures**
> For the reported temperatures (or average temperatures) the exact method of measurement, including (a) times of day, (b) locations in latitude and longitude (or other description), and (c) altitudes (height in atmosphere, or depth of ocean water, or depth or surface of land). This temperature measurement would be the one used in discussing "global warming" or "global cooling."
>
> **2. What Atmospheric Gases**
> The effect on global warming/cooling of increases/decreases in the percent content of the atmosphere of these gases: nitrogen (currently about 77%), oxygen (currently about 21%), argon (currently about 1%), and (all under 1%) water vapor, carbon dioxide, hydrogen, neon, helium, krypton, xenon, and any other as deemed by GM staff. Relevant ranges of percent increases/decreases shall be chosen by GM staff.
>
> **3. What Sun Effect**
> The effects of percent increase/decrease in radiation from the sun on global warming/cooling. The measurements shall be chosen by GM staff.
>
> **4. What About Carbon Dioxide Production**
> Estimates of the current annual global production of carbon dioxide into the atmosphere from the following sources: forest and brush fires, decay of organic material other than by fire, production of electrical energy, production of heat, use in motor vehicles (including a separate figure for motor vehicles produced by General Motors), aviation, human and other animal respiration, release from oceans and fresh water bodies, and any other source deemed by GM staff.
>
> **5. What About Carbon Dioxide Absorption**
> Estimates of the current annual global absorption of carbon dioxide from the atmosphere by vegetation, dissolution into oceans and fresh water bodies of water, and any other use deemed by GM staff.
>
> **6. What Costs/Benefits**

> A discussion of global economic costs and benefits that would occur with a global warming and a global cooling of each of 0.5, 1, 2, 3, 4, and 5 degrees Fahrenheit. The relevant costs and benefits would be chosen by GM staff and would be calculated in scenarios of causes of the global warming/cooling as determined by GM staff.

This is as clear example of micro-management as there is, and we believe this represents what the SEC intended in the 1998 Interpretive Release. It is abundantly clear that the Proposal is not remotely similar to the *General Motors* proposal and therefore we respectfully request the Staff reject the Company's argument.

With respect to the first two cases cited by the Company – *Applied Digital Solutions, Inc.* (April 25, 2006) and *Wal-Mart Stores, Inc.* (March 24, 2006) – those cases are not, as the Company asserts, at all similar to the Proposal. In *Applied Digital Solutions*, the proposal sought a report "on the harm the continued sale and use of RFID chips could have to the public's privacy, personal safety, and financial security." The Staff concurred with the company stating that it related "to its ordinary business operations (i.e., ***product development***)". (emphasis added). The Company is not making a "product development" argument in this case and therefore *Applied Digital Solutions* is not relevant. In addition, the Proposal is not focused on the development of the products but rather on the waste stream. In fact, the Proposal never asks the Company to consider different production methods or materials. Consequently *Applied Digital Solutions* is not applicable. Finally there is no similarity between a proposal focusing on privacy and financial security and a proposal focusing on recycling and e-waste issues.

Wal-Mart Stores, Inc. is similarly unpersuasive. In that case, the Staff permitted exclusion of a proposal which sought a "report on the public health services used by the Company in its domestic operations." First, on its face it is clear that there is no similarity between this resolved clause and the actions sought in the Proposal – and the Company makes no effort to draw such similarities. Second, according to the Staff, the *Wal-Mart* proposal was excludable for focusing on "employee benefits". That sub-category of exclusions has a rich a detailed history that bears no similarity to the Proposal. As such, the *Wal-Mart* case is completely irrelevant to the analysis of this case.

Accordingly, we respectfully request the Staff not concur with the Company's micro-management arguments and conclude that the Proposal is permissible.

B. The Proposal Does Not, Implicitly or Explicitly, Seek an Evaluation of Risk.

While the Company's evaluation of risk argument lacks any legal analysis we do note the following. The evaluation of risk exclusion was formally announced in SLB 14C in which the Staff stated:

> Each year, we are asked to analyze numerous proposals that make reference to environmental or public health issues. In determining whether the focus of these

> proposals is a significant social policy issue, we consider both the proposal and the supporting statement as a whole. To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk. To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).

The Proposal is unquestionably focused on reducing the negative environmental impact of landfilling or incinerating electronic waste. Therefore it is focused on company operations that may adversely affect the environment or the public's health and consequently is not excludable.

Furthermore, it is clearly permissible for the proponents seek actions, or assessments of possible actions, that may have the outcome of minimizing risks, but which do not ask the company to quantify or characterize those risks. See *Burlington Northern Santa Fe Corporation* (December 27, 2007). Furthermore, it is even permissible to make references to economic risk. One only needs to look at the proposals cited by the Staff in SLB14C to understand that it is completely appropriate to raise the issues of company value and reputation in a proposal. In SLB 14C the Staff gave an example of an unacceptable proposal (*Xcel Energy Inc.* (April 1, 2003)) and a permissible proposal (*Exxon Mobil Corp.* (March 18, 2005)). Looking at the text of *Exxon* it is abundantly clear that it is permissible to discuss company reputation and value in the proposal. The *Exxon* proposal stated the following:

> WHEREAS, as shareholders, we believe there is a need to study and report on the **impact on our company's value** from decisions to do business in sensitive areas or areas of high conservation value (ecologically sensitive, biologically rich or environmentally sensitive cultural areas).
>
> WHEREAS, preserving sensitive ecosystems will enhance **our company's image and reputation** with consumers, elected officials, current and potential employees, and investors;
>
> ***
>
> there is a need to study and **disclose the impact on our company's value** from decisions to do business in protected and sensitive areas. This would allow shareholders to assess the **risks** created by the company's activity in these areas as well as the company's strategy for managing these risks. (emphasis added)

To argue, that it is a violation of Rule 14a-8(i)(7) to make mention of risks or financial concerns is completely misplaced. Furthermore, in *Exxon*, the company specifically argued that those references to reputation, risk and value qualified the proposal for the evaluation of risk exclusion. Clearly the Staff rejects that contention. In fact, because the Staff specifically cited to *Exxon* favorably it is beyond argument that it is permissible to raise issues of risk and reputation within the whereas clauses and the supporting statement. Accordingly the Company's claim that it is excludable because in order to implement the Proposal it would be compelled to engage in an internal assessment of risks and liabilities is without any support in Staff decisions or interpretive bulletins and must be rejected. The Proposal is even farther removed from the realm of evaluation of risk than *Exxon* and therefore cannot be excluded on those grounds.

With respect to the next group of cases cited by the Company, they are also inapposite. *Family Dollar Stores, Inc.* (November 6, 2007) was excluded on "sale of particular products" grounds. As discussed above, the Proposal does not implicitly or explicitly focus on what the Company is producing, what materials it is using in production or which products it selects for its inventory. Consequently *Family Dollar Stores* is not relevant to this analysis. The same conclusion must also be reached for *Walgreen Co.* (October 13, 2006) which was also excluded on product selection grounds. *Ford Motor Company* (March 2, 2004) is also irrelevant for the same reasons give above for *General Motors* (March 30, 2005). Those proposals were identical and were both appropriately excluded for seeking to micro-manage the companies. The Proposal in contrast is less detailed by multiple degrees and accordingly cannot be excluded on the same basis. As for the rationale found in the exclusion of *College Retirement Equities Fund* (September 7, 2000), that proposal was excluded because the buying and selling of securities was the fundamental business of the investment management company. In our case, recycling is not the fundamental business of the Company. We also note that the rationale underpinning *College Retirement Equities Fund* has been put into question with the recent decision in *Fidelity Aberdeen Street Trust* (January 22, 2008).

In conclusion, the evaluation of risk exclusion cannot apply to this case. The Company's use of this particular analysis is misplaced and the cases it cites are not on point. Therefore, we request the Staff not concur with the Company's argument.

C. The Proposal Focuses on A Significant Social Policy Issue.

Finally the Company asserts without any legal support or factual argument that the proposal does not raise any significant social policy issues. It is clear, however, that it does. Electronic waste is the fastest growing component of the U.S. waste stream, growing nearly three times faster than municipal waste.

According to the recycling industry, the US scraps 400 million units of electronics every year. International Association of Electronics Recyclers Industry Report, 2006. The EPA estimates that in 2005, the US generated 2.63 million tons of e-waste, but only 12.5% of that was collected for recycling. "Municipal Solid Waste in the United States: 2005 Facts and Figures." United States Environmental Protection Agency, Office of Solid Waste (5306P) EPA530-R-06-011 October 2006 page 72. Accessible at http://www.epa.gov/msw/pubs/mswchar05.pdf

This e-waste contains toxic materials harmful to humans and our environment. Over 1,000 materials, including chlorinated solvents, brominated flame retardants, PVC, heavy metals, plastics and gases, are used to make electronic products and their components - semiconductor chips, circuit boards, and disk drives. CRT monitors and TVs contain between four to eight pounds of lead. As they break down in a landfill, they can leach toxic chemicals into groundwater.

This issue has become a significant enough environmental and social policy issue that 11 states – California, Connecticut, Maine, Massachusetts, Minnesota, New Hampshire, New Jersey, North Carolina, Oregon, Rhode Island and Virginia– have passed laws banning e-waste from their landfills and incinerators. All of those states except for California have enacted "Producer Responsibility Laws" that mandate manufacturers to offer free e-waste collection and recycling programs as a condition of selling in their states. Twelve other states – Hawaii, Illinois, Indiana, Massachusetts, Missouri, Nebraska, New Hampshire, New York, Rhode Island, South Carolina, Vermont, and Wisconsin – are currently considering producer responsibility legislation. However, a collection infrastructure convenient to most populated areas takes significant time to develop. Many communities have not been able to provide drop-off locations near to resident homes, leading to continued improper disposal.

It is also significant enough that companies such as Dell, Sony, HP, Apple, Asus, Toshiba, Gateway, Lenovo, and Viewsonic have developed some form of take back programs for computers and televisions.

The issue is also no stranger in the media where hundreds of articles have appeared on the subject. To give a brief example of how the issue has been reported, consider these five stories from the last few weeks:

> *E-waste is Mounting Global Problem*, February 21, 2008. Associated Press. Forbes.com
> http://www.forbes.com/feeds/ap/2008/02/21/ap4682896.html
>
> *Engineering a Tough Switch: Getting New Yorkers to Recycle Electronics*, March 10, 2008. The New York Times.
> http://www.nytimes.com/2008/03/10/nyregion/10recycle.html?ref=science
>
> *One Small Step for Electronic Waste*, March 15, 2008. Editorial. The New York Times.
> http://www.nytimes.com/2008/03/15/opinion/15sat4.html?ref=opinion
>
> *Toxic waste in TV transition*, March 16, 2008. The Washington Times.
> http://washingtontimes.com/article/20080316/BUSINESS/288519503/1001
>
> *Recycling of ewaste is next big biz opportunity*, March 17, 2008. The Economic Times.
> http://economictimes.indiatimes.com/LiveITUP/_Recycling_of_ewaste_is_next_big_biz_opportunity/articleshow/2872389.cms

While Rule 14a-8 does not define what precisely constitutes a significant policy issue, in Staff Legal Bulletin No. 14A (July 12, 2002) the Staff stated "[t]he Division has noted many times that the ***presence of widespread public debate regarding an issue*** is among the factors to be considered in determining whether proposals concerning that issue 'transcend the day-to-day business matters.'" (emphasis added). Clearly there is a widespread public debate on the issue of e-waste. Not only does it appear in the business press and the editorial pages of national newspapers, but dozens of states are trying to address the issue. Because the Company has not taken any steps to prove the contrary it clearly has not met its burden under Rule 14a-8(g) to demonstrate that it is entitled to exclude the Proposal. But going beyond that standard, the above factual documentation presents more than enough evidence to support the conclusion that the issue of e-waste is in fact a significant issue that transcends the day-to-day affairs of the Company.

Conclusion

In conclusion, we respectfully request the Staff to inform the Company that Rule 14a-8 requires a denial of the Company's no-action request. As demonstrated above, the Company's letters fail to meet the requirements of Rule 14a-8(i)(7) and (10). In the event that the Staff should decide to concur with the Company and issue a no-action letter, we respectfully request the opportunity to speak with the Staff. Please call me at (971) 222-3366 with any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Jonas Kron
Attorney for the Proponent

Enclosures

cc: Todd G. Hartman, Best Buy Co., Inc.
Conrad MacKerron, As You Sow

BEST BUY.

LETTER TO SEC

April 4, 2008

SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATION FINANCE
OFFICE OF CHIEF COUNSEL
100 F STREET, N.E.
WASHINGTON, D.C. 20549

Re: Best Buy Co., Inc. -- Shareholder Proposal Submitted by As You Sow Foundation as representative of Mark Squire

Ladies and Gentlemen:

We previously submitted to the staff a letter, dated February 22, 2008, requesting the staff's concurrence that the shareholder proposal referenced above (the "Proposal") may be excluded from the 2008 proxy materials of Best Buy Co., Inc. ("Best Buy") under Rules 14a-8(i)(10) and 14a-8(i)(7).

As You Sow Foundation through its representative Conrad B. MacKerron, has informed Best Buy of the proponent's withdrawal of the Proposal. Attached as Exhibit 1 are copies of correspondence from the proponent listed above confirming that the Proposal has been withdrawn. Additionally, attached as Exhibit 2 are copies of correspondence from Best Buy to the proponent. Accordingly, Best Buy also hereby withdraws its request for a no-action letter relating to the Proposal.

In accordance with Rule 14a-8(j), we have enclosed six copies of this letter, including the exhibits. A copy of this letter also is being provided simultaneously to the proponent.

Please call the undersigned at 612-291-8756 or contact me at todd.hartman@bestbuy.com if you have any questions or need additional information.

Yours very truly,

Todd G. Hartman
VP, Assistant General Counsel and Chief Compliance Officer

CC: Conrad B. MacKerron (As You Sow Foundation)
cfletters@sec.gov (submitted via e-mail)

As You Sow
Planting Seeds for Social Change
311 California St, Suite 510
San Francisco, CA 94104
T 415-391-3212
F 415-391-3245
www.asyousow.org

April 4, 2008

Lisa Lentini
Best Buy Enterprise Services, Inc.
Corporate Counsel-Legal
7601 Penn Avenue South
Richfield, MN 55423
Dear Ms. Lentini,

On behalf of shareholder Mark Squire, I hereby withdraw the shareholder proposal related to electronic waste take back submitted by As You Sow to Best Buy Co Inc. for its 2008 annual meeting.

We are in receipt of a letter from Paula Prahl, Vice President, Communications and Public Affairs, Best Buy, dated today, making several important policy and program commitments and statements relating to electronic waste recycling.

They include:
--an national electronics trade-in program launched in March;
--a planned Geek Squad computer take back program at two locations; and
--a proposed pilot project testing in-store electronics recycling.

We appreciate the constructive dialogue with the company on consumer electronics recycling and look forward to working with Best Buy as appropriate as it implements these important programs.

Sincerely,

As You Sow Foundation

Conrad MacKerron
Director, Corporate Social Responsibility Program

BEST BUY™

April 4, 2008

Mr. Conrad MacKerron
Director, Corporate Social Responsibility Program
As You Sow Foundation
311 California Street
San Francisco, CA 94104

RE: Best Buy Co., Inc. -- Shareholder proposal of As You Sow Foundation as representative for Mark Squire

Dear Mr. MacKerron:

Thank you for taking time to discuss the shareholder proposal submitted by the As You Sow Foundation and for acting as the representative of our shareholder, Mark Squire. I have enjoyed our conversations and appreciate your willingness to talk openly about recycling issues and the alternatives Best Buy is seeking for its customers.

We recognize the crucial importance of the issues raised by the shareholder proposal filed by As You Sow, as we have been actively engaged in the issue for a number of years, focusing both on the public policy surrounding the issue and on developing options for customers. We also appreciate external suggestions regarding best practices and welcome your contributions to the debate.

Best Buy is committed to the concept and practice of producer responsibility for electronics, and to developing appropriate take back, reuse and recycling options reflecting this responsibility for its in-house brands.

As discussed, we are exploring a variety of options to augment our on-going electronics recycling events and grant program. In particular, we are launching two pilot programs in spring of 2008:

- One of the pilot programs is a computer take back program operated by Geek Squad in which customers can recycle their computers through Geek Squad. Computers returned to Geek Squad will be disassembled for viable parts for reuse and remaining parts will be responsibly recycled. We plan to launch this pilot in Denver and Salt Lake City. When launched, Best Buy agrees to educate customers in these areas about its availability using appropriate communications channels.

- The second pilot program, which launched in early March, provides customers an option to recycle many types of electronics through our on-line Trade In Program.

This service allows owners of serviceable electronics to "trade them in" and, in return, receive a Best Buy gift card. Those electronics will then be sold for reuse until the end of their useful life as determined by the market for their resale. For products not eligible for trade in, the program provides for free recycling. This program is available nationwide. As in the aforementioned program, we will promote the program using appropriate communications channels.

Both of these programs provide for the double benefit of reuse and recycling, allowing for even greater environmental sustainability than recycling alone.

In addition to these two new programs, our ongoing recycling events and our grant program, Best Buy is also actively developing a pilot to test in-store recycling of electronics. As we have discussed, the mechanics of such programs are more complicated than they appear at "first blush," especially if the total carbon impact of the program is included in the analysis. We intend for this pilot to help us identify the least cost logistic options for collection, transportation and recycling of electronics with special attention to the environmental issues of those logistics. We will work with selected recyclers and require them to adhere to best practices including prohibiting improper export of electronics for recycling. Best Buy will also provide education for customers about this program in the affected areas using appropriate communication channels.

Best Buy appreciates your thoughts on these issues and also acknowledges your appreciation of the proprietary and competitive nature of some of these plans.

Given our significant attention to and progress toward the issue of electronics take-back and recycling, and our willingness to continue an active dialogue with you regarding that progress, I respectfully request that you send a letter to Best Buy formally withdrawing your proposal. In lieu of the public report you request in your proposal, I commit to personal discussions with you regarding our progress in June and October of 2008. I will look forward to those discussions.

Please contact me if you have any additional questions or concerns.

Sincerely yours,

Paula J. Prahl
Vice President, Communications and Public Affairs
Best Buy, Co., Inc.
paula.prahl@bestbuy.com

CC: Todd G. Hartman, Vice President, Chief Compliance Officer

END